August 2, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: U.S. Securities and Exchange Commission

Re:	Equity Solutions, Inc.
Registration Statement on Form S-8
Filed: July 24, 2006
File No.: 333-135990

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Equity Solutions, Inc., a Nevada corporation (the “Company”) hereby applies for the withdrawal of its Registration Statement on Form S-8 filed on July 24, 2006 (File No. 333-135990) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the Securities and Exchange Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest, for the benefit of the Company and the protection of investors, as contemplated by paragraph (a) of said Rule 477. No issuances of the Company's shares of common stock have been nor will be made under the Registration Statement on Form S-8.

Sincerely,

Equity Solutions, Inc.

By:	/s/ Heriberto Cruz, President
Name:	Heriberto Cruz
Title:	President